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| FORM 4 |               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                           WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16,
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    West, Paul S.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    1510 West Loop South
--------------------------------------------------------------------------------
                                   (Street)
    Houston, Texas 77027
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        (City)                      (State)                           (Zip)
2.  Issuer Name and Ticker or Trading Symbol Landry's Restaurants, Inc.  LNY
                                             -----------------------------------
3.  I.R.S. or Social Security Number of Reporting Person
    (voluntary)
                --------------
4.  Statement for Month/Year         December 2001
                             ---------------------------------------------------
5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------
6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     X Director    X    Officer             ___ 10% Owner    ___ Other
    ---           ---   (give title below)                       (specify below)

                 Vice President Finance
    ----------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)
      X  Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4, and 5)              Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock            12/7/01    S         --  20,000         D       $20.25                               D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock            12/7/01    M         --  40,000         A       $ 6.00         97,434                D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
Option to Purchase                    $6.00               12/7/01           M         --                --         40,000
-----------------------------------------------------------------------------------------------------------------------------
Option to Purchase                    $7.00                 --              --        --                --           --
-----------------------------------------------------------------------------------------------------------------------------
Option to Purchase                    $8.50                 --              --        --                --           --
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Nature
                                 cisable and       Underlying Securities        of          of Deriv-        ship          of In-
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          direct
                                 Date                                           ative       Secur-           of De-        Bene-
                                 (Month/Day/                                    Secur-      ities            rivative      ficial
                                 Year)                                          ity         Bene-            Security:     Owner-
                                                                                (Instr.     ficially         Direct        ship
                               --------------------------------------------     5)          Owned            (D) or        (Instr.
                               Date     Expira-                    Amount or                at End           Indirect      4)
                               Exer-    tion         Title         Number of                of               (I)
                               cisable  Date                       Shares                   Month            (Instr. 4)
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                1/      12/17/08   Common Stock
                                                     ($.01 par)      40,000      --         101,666             D           N/A
------------------------------------------------------------------------------------------------------------------------------------
                                2/      4/7/10     Common Stock        --        --          50,000             D           N/A
                                                     ($.01 par)
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                                3/      3/16/11    Common Stock        --        --          50,000             D           N/A
                                                     ($.01 par)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:


           /s/ Paul S. West                      January 4, 2002
          -------------------------------      -------------------
          **Signature of Reporting Person             Date


 . 101,666 options to acquire common stock ($.01 par) at a price of $6.00/share, 34,999 of which are vested with 66,667 vesting in full on 1/1/02.

 . 50,000 options to acquire common stock ($0.01 par) at a price of $7.00/share vesting in yearly installments of 10,000 shares commencing 4/7/01.

 . 50,000 options to acquire common stock ($0.01 par) at a price of $8.50/share vesting in yearly installments of 10,000 shares commencing 3/16/02.

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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